June 30, 2006

Barry Florescue, Chief Executive Officer
Renaissance Acquisition Corp.
50 E. Sample Road, Ste. 400
Pompano Beach, FL 33064

> **Re: Renaissance Acquisition Corp.**
> **Registration Statement on Form S-1**
> **File No. 333-134444**
> **Filed May 24, 2006**

Dear Mr. Florescue:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Prospectus Cover Page

2.   We note that you intend to list your securities on the American Stock Exchange. Please advise us of the standard and criteria you intend to list under.

Prospectus Summary, page 1

3.   We note the disclosure on page seven that it is your "understanding and intention in every case to structure and consummate a business combination in which approximately 19.99% of the public stockholders may exercise their conversion rights and the business combination will still go forward." In the appropriate section, please revise to clarify whether the 19.99% threshold could be lowered or increased by the company after the completion of your public offering.

Risk Factors, page 11

4.   Please revise the subheading to risk factor six to disclose the risk associated with the disclosed factual condition.

5.   We note in risk factor nine that you cannot ascertain the risks associated with any particular industry because you are not limited to any industry. There also appears to be a risk associated with the fact that management may not have adequate experience with the industry of a target, resulting in an inability to evaluate such target. Please revise to address the noted risk or advise why such risk is not material.

Use of Proceeds, page 20

6.   We note that your search and consummation of a business combination will be primarily funded with interest from the trust account. Please revise to discuss your expectations associated with the interest to be earned on the funds in trust. Clarify if initial shareholders are obligated to advance you funds if the interest disbursements are not provided when expenses are incurred.

7.   We note that you may use a portion of the interest earned to pay a "no-shop" provision. Is there any possibility that such payment would be able to deplete all of your non-trust funds? If so, how do you intend to fund your search efforts? Please revise accordingly.

Proposed Business, page 27

8.   Please tell us the factors you considered in determining to value this offering at $87,000,000. What factors did you consider when determining that you might need $81,950,000 in the trust fund to effect the business combination contemplated by the registration statement?

9.   We note that you are not limited to any industry. Please revise to discuss in detail your intended search activities. How will you evaluate companies that management does not have expertise in? Clarify if you will be required to seek third party assistance. If management is not familiar with a type of

industry or business, clarify how it will determine that such companies are in the best interest of the stockholders.

10. At the bottom of page 27, we note that you cannot assure that you can combine with a business on "favorable terms." Please revise to clarify your use of the quoted term.

11. We note the disclosure on page 28 that you will "generally focus on cash flow positive companies" and those that "have historically exhibited the ability to increase revenues on an annual basis." Since you "generally" intend to focus on companies with the noted attributes, please revise to discuss the circumstances that would lead you to consider a company that is not "cash flow positive" or does not "exhibit the ability to increase revenues on an annual basis."

12. We note that financial condition is one of the criteria you will consider. Please elaborate. Are you referring companies with a positive financial condition or those with negative or weak conditions? Clarify if you are able to acquire an under performing company that is suffering losses. If so, clarify if, in that circumstance, your management will be required to remain with the company. If not, clarify what would be the purpose of acquiring an underperforming company and retaining its underperforming management.

13. We note the list of criteria you have included on pages 28 and 29. The list you have seems very general and does not appear to provide much insight to investors. Considering you are selling your plan to combine with an operating company, the disclosure you provide should encompass your plans in detail so that investors could make an informed decision. For example, we note that you are able to seek out third party finders or consultants. If you were to seek out a third party finder, it would appear you would have to provide them with a list of criteria they would be able to use to narrow their search. In such event, any criteria you would provide a finder or consulting company is the same type of disclosure that would appear important to investors. Please revise accordingly or advise.

14. On page 29, we note the disclosure that your board will determine the fair market value of any target. Please clarify if management will be able to hire third parties to perform the due diligence and valuation of the target company. In presenting a combination as being in the best interest of your shareholders, clarify if management will be required to perform its own valuation and analysis and quantify such value for shareholders. If not, clarify the information that management intends to provide to shareholders regarding the valuation of the target.

15. We note that any opinion obtained would be limited to whether or not the target is worth 80 percent of net assets. We also note that you may acquire a

company by issuing shares. In the event that you issue shares in order to acquire a target and such issuance causes the investors in this offering to collectively become minority shareholders, clarify if you would be required to obtain an opinion or independently opine whether the transaction is fair to your shareholders.

16.   We note that any opinion you obtain will not be filed with the commission and that stockholders will have to request such opinion. Please explain the basis for your belief that any opinion obtained is not required to be filed with the Commission.

17.   We note that you will have to comply with Delaware General Corporation Law in order to dissolve the company if you are not able to consummate a business combination within 24 months, at the maximum. Please revise to disclose the procedures by which the dissolution will take place. Will the dissolution have to be voted upon before the liquidation of the trust? If so, clarify if the initial shareholders are required to vote for dissolution.

18.   If there are any voting procedures required for the dissolution of your company, it would appear to present a material risk that a majority of shareholders could vote against dissolution. Please revise to discuss that scenario here and in the risk factors section, or advise. Also, please revise to discuss the implications, including the applicability of the Investment Company Act of 1940, that would result if shareholders voted not to dissolve the company.

19.   Please revise to discuss the applicability of debtor/creditor and bankruptcy laws to your dissolution process.

20.   We note that your certificate of incorporation states that your business purpose is to engage in any lawful business. Please revise to clarify if that remains the business purpose even if you are not able to complete a business combination before the 18/24 month termination date.

21.   Please revise to discuss the efforts made to ensure that Barry Florescue is able to satisfy any obligations he may have to assume your debts and liabilities.

22.   On page 33, we note that "because [you] are obligated to obtain the waiver agreements described above, the funds held in trust should be excluded from the claims of any creditors who executed such agreements. . . ." Please revise to reconcile the noted disclosure with risk factor seven.

23.   In your table captioned "comparison to offerings of blank check companies," please revise to include the comparison of dissolution under your structure when applying applicable Delaware law and under the structure required by Rule 419 of Regulation C.

Management, page 39

24.   We note the disclosure concerning the success of the private companies controlled by Barry Florescue. In particular, we refer to the disclosure of the income, asset, and revenue growth of the private companies. Please explain the relevance of such disclosure to your current business plans.

25.   We note the reference to Century Bank in Mr. Florescue's biographical disclosure. Please revise to discuss his title and role during his tenure with Century Bank.

26.   We note from Mr. Florescue's biographical disclosure that he is currently a chairman and officer/owner of three different companies. It is not clear how he will be able to participate in your business activities as your chief executive officer due to those affiliations. In the appropriate sections, please clarify how he intends to participate in your day to day search, negotiations, and due diligence activities.

27.   We note the companies listed under Stanley Kreitman that he served as directors for. Please revise to disclose the time frame he was a director for those companies. Also disclose the time frame he was associated with Century Bank.

28.   We note the disclosure towards the bottom of page 41 that you believe management's experience provides you with a competitive advantage in evaluating targets. Please revise to clarify if the noted disclosure implies that the other blank check companies' managements are not as qualified as yours. If they are as qualified as yours, it would appear that you do not have a competitive advantage. Please revise or advise.

29.   Throughout the document and at the bottom of page 41, you disclose that your management has extensive experience in activities that are essentially related to your business purpose. Please revise this section to clearly disclose the specific experience. For instance, you disclose that management has experience in "purchasing and operating companies." Following that statement, revise to disclose the individual(s) and the affiliation that lead to that experience. Also, discuss the experiences you believe that provides management with the ability to evaluate companies in all industries, as you are not limited in your search to a particular industry.

30.   We note that none of the special advisors own shares in the company. Please revise to clarify if such advisors serve without compensation. If so, explain to investors why the advisors would render their services without compensation. Also, clarify the duties owed by the special advisors to Renaissance, such as contractual or fiduciary obligations.

Conflicts of Interest, page 44

31.   We note that it is possible for the company to acquire a target that is related or
        has preexisting relationships with members of management. Please revise
        your risk factors section to highlight this risk and conflict of interest.

32.   Please revise to discuss in this section management's ability to negotiate a
        relationship with the merged entity.

Certain Relationships and Related Transactions, page 47

33.   We note the disclosure on page 47 that Mr. Florescue is your promoter.
        Considering the definition of the term promoter in Rule 405 of Regulation C,
        please advise why the other initial stockholders are not also promoters of the
        company.

34.   It is not clear how you can disclose that future transactions will be on terms
        believed to be "no less favorable" when such transactions will be in the future
        when current management may not even be involved with the company.
        Please revise to explain.

35.   In note E to the financial statements, we note that you may also engage in
        business with Century Bank. Please advise why such disclosure is not
        included in this section.

Underwriting, page 53

36.   We note the contingent nature of part of the underwriters' compensation. In
        light of Regulation M, please include disclosure in the registration statement
        regarding when the distribution ends. This disclosure may relate to when all
        of the shares have been sold, there are no more selling efforts, there is no
        more stabilization or the overallotment has been exercised. Note that
        disclosure merely stating that the distribution ends at the closing of the IPO is
        insufficient.

Financial statements

37.   Please provide a currently dated consent in any amendment and consider the
        updating requirements of Rule 3-12 of Regulation S-X.

Notes to Financial Statements
Note C - Proposed offering, F-8

38.   Given that the offer and sale of the warrants and the securities underlying the
        warrants (including the warrants and the underlying securities in the UPO and
        the private placement offering) are included in the units being registered, the

offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. We note that it appears you are currently assuming that the warrants will be classified as equity upon issuance based on the review of your capitalization table, page 24 and the summary financial data, as adjusted page 10.   If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures, and dilution information to properly reflect this classification.   Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Note F- Commitments and other matters, F-10

39.   We note that you agreed to pay warrant solicitation fee to Ladenburg Thalmann & Co. Please revise your footnote disclosure to include the material terms of this commitment.

Item 13 – Other expenses of issuance and distribution, page II-1

40.   It is not clear why you have included the cost of directors and officers liability insurance premiums in your table of estimated expenses payable in connections with the offering. Please advise or revise to remove this item from your table.

Recent Sales of Unregistered Securities, page II-4

41. It appears that an investment decision has already been made regarding the "insider warrants." Please revise to include those in this section.

Undertakings, page II-5

42. Please review Item 512 of Regulation S-K and revise this section accordingly.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Gerald Adler
         Fax: (212) 698-3599